================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 9)


                            ARV ASSISTED LIVING, INC.
                            -------------------------
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE                          00204C107
--------------------------------------------------------------------------------
   (Title of class of securities)                              (CUSIP number)


     MARJORIE L. REIFENBERG, ESQ.                                ROBERT L. MESSINEO, ESQ.
LAZARD FRERES REAL ESTATE INVESTORS L.L.C.                     WEIL, GOTSHAL & MANGES LLP
        30 ROCKEFELLER PLAZA                                        767 FIFTH AVENUE
      NEW YORK, NEW YORK 10020                                  NEW YORK, NEW YORK 10153
          (212) 632-6000                                            (212) 310-8000
-----------------------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                                FEBRUARY 14, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 18 pages

================================================================================



NY2:\878362\01\$TQY01!.DOC\58120.0003

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 2
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Prometheus Assisted Living LLC
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:      OO

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                                - 0 -
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                           7,595,069 shares of Common Stock
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                           - 0 -
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [X]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 47.85% based on the number of shares of Common
                                                                      Stock outstanding on October 22,
                  1999

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO

----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------------------------------------------------                -------------------------------------------------



                                       2

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 3
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       LF Strategic Realty Investors II L.P.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO,
                  BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

------------------------- -------- --------------------------------------------- -------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER:                                  - 0 -
         SHARES
                          -------- --------------------------------------------- -------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                          7,595,069 shares of Common Stock
        OWNED BY
                          -------- --------------------------------------------- -------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                             - 0 -
       REPORTING
                          -------- --------------------------------------------- -------------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER:                     7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  47.85% based on the number of shares of Common
                                                                       Stock outstanding on October 22,
                  1999

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------                -------------------------------------------------


                                       3

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 4
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       LFSRI II Alternative Partnership L.P.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:  OO, BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                                  - 0 -
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          7,595,069 shares of Common Stock
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                             - 0 -
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 47.85% based on the number of shares of Common
                                                                      Stock outstanding on October 22,
                  1999

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------                   ----------------------------------------------






                                       4

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 5
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       LFSRI II - CADIM Alternative Partnership
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO,
                  BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- ----------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                             Delaware

------------------------------- -------- ------------------------------------------ ----------------------------------------------
          NUMBER OF                7     SOLE VOTING POWER:                               - 0 -
            SHARES
                                -------- ------------------------------------------ ----------------------------------------------
         BENEFICIALLY              8     SHARED VOTING POWER:                       7,595,069 shares of Common Stock
           OWNED BY
                                -------- ------------------------------------------ ----------------------------------------------
             EACH                  9     SOLE DISPOSITIVE POWER:                          - 0 -
          REPORTING
                                -------- ------------------------------------------ ----------------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER:                  7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   7,595,069 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  47.85% based on the number of shares of Common
                                                                       Stock outstanding on October 22,
                  1999

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------------------------------------------------                -------------------------------------------------








                                       5

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 6
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Lazard Freres Real Estate Investors L.L.C.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO,
                  BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          New York

------------------------------- ------ ----------------------------------------- -------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                              - 0 -
            SHARES
                                ------ ----------------------------------------- -------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                      7,595,096 shares of Common Stock
           OWNED BY
                                ------ ----------------------------------------- -------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                         - 0 -
          REPORTING
                                ------ ----------------------------------------- -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                 7,595,096 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  7,595,096 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 47.85% based on the number of shares of Common
                                                                      Stock outstanding on October 22,
                  1999

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------------------------------------------------                -------------------------------------------------







                                       6

-----------------------------------------------------------------                -------------------------------------------------
CUSIP NO. 00204C107                                                    13D                                  Page 7
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Lazard Freres & Co. LLC
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [X]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:     OO,
                  BK

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          New York

------------------------------- ------ ----------------------------------------- -------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                              - 0 -
            SHARES
                                ------ ----------------------------------------- -------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                      7,595,096 shares of Common Stock
           OWNED BY
                                ------ ----------------------------------------- -------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                         - 0 -
          REPORTING
                                ------ ----------------------------------------- -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                 7,595,096 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  7,595,096 shares of Common Stock

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  47.85% based on the number of shares of Common
                                                                       Stock outstanding on October 22,
                  1999

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ----------------------------------------------------------------


           SEE INSTRUCTIONS BEFORE FILLING OUT!

                     This Amendment No. 9 to Schedule 13D (the "Amendment") is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"), LRSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"), LFSRI II-CADIM Alternative Partnership, a Delaware limited partnersip ("LFSRI CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI") and Lazard Freres & Co. LLC, a New York limited liability company ("Lazard", and together with Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM and LFREI, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D, as amended, originally filed by Prometheus and LFREI on July 23, 1997 (as amended, the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended as follows:

Item 2.         Identity and Background.

                     (a), (b), (c) and (f). Lazard joins the other Reporting Persons in filing this Statement. Lazard disclaims any beneficial ownership of any of the shares of Common Stock reported in this Statement. The principal business office of Lazard is 30 Rockefeller Plaza, New York, New York 10020. Lazard, a New York limited liability company, is the managing member of LFREI. Lazard's activities consist principally of financial advisory services. The name, business address, principal occupation or employment and citizenship of the persons that could be viewed as controlling Lazard are set forth on Schedule 1 hereto and are incorporated by reference herein.

                     The name, business address, principal occupation or employment and citizenship of the executive officers of LFREI, are set forth on
Schedule II hereto and incorporated by reference herein.

                     (d) and (e). During the last five years, neither Lazard nor, to the best knowledge of Lazard, any of the persons listed on Schedule 1
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.         Purpose of Transaction.

                     On February 14, 2000, Prometheus notified the Company that it was nominating Jeffrey Koblentz, a Vice President of LFREI, to serve as a Class A member of the Company's Board of Directors. Mr. Koblentz was nominated for election as a Company director by Prometheus pursuant to the terms of the Settlement Agreement among the Reporting Persons (other than Lazard), Atria Communities, Inc., Kapson Senior Quarters Corp. and the Company described in Amendment No. 8 to the Schedule 13D (the "Settlement Agreement"). Pursuant to the terms of such Settlement Agreement, the Company is required to take all lawful action necessary to appoint Mr. Koblentz to the Company's Board of Directors as promptly as practicable following Prometheus' exercise of its nomination right. Following Mr. Koblentz' election, Prometheus' nominees will constitute two of the Company's five directors.

                     From time to time the Reporting Persons review their investment in the Company and the desirability of continuing to hold or to dispose of all or part of it or of acquiring an additional interest in the Company. In this regard, the Reporting Persons regularly review the Company's operating performance, financial condition and business prospects. Among the matters regularly under review are alternatives available to the Company to fund the Company's recurring working capital requirements and strategies to improve the Company's financial condition and ratios. From time to time the Reporting Persons discuss these subjects with senior management and other representatives of the Company. The Reporting Persons generally are supportive of the Company's Board of Directors and management and the strategies they are pursuing for the Company's business.

                     As part of the review and discussions referred to in the preceding paragraph, the Reporting Persons may from time to time explore with the Company and others the feasibility and desirability of a range of activities, some of which could involve the participation of one or more of the Reporting Persons and/or their affiliates. Possible activities in which the Reporting Persons or their affiliates may participate that the Reporting Persons are prepared to consider presently include transactions between the Company and the Reporting Persons or affiliates thereof, including asset sales, exchanges or similar transactions between the Reporting Persons or their affiliates and the Company designed to rationalize property portfolios, attain other operating benefits or achieve similar efficiencies. Other possible transactions include loan or investment transactions, intended to assist the Company in meeting its working capital needs, to help the Company restructure its obligations and/or to maintain stability in its financial situation. Also, depending upon existing market conditions and other considerations relevant at the time, and, subject to the terms of the Settlement Agreement, the Reporting Persons may consider acquiring or disposing of Company securities in open market transactions, privately negotiated transactions or otherwise. Although the Reporting Persons are not currently in discussions with the Company concerning any such transaction, the Reporting Persons are prepared to hold such discussions. There is no assurance, however, that any such transaction will be discussed or, if discussed, any proposal will be developed or considered feasible or attractive by the Reporting Persons or the Company or that the Reporting Persons' intentions will not change in light of such events or developments in industry or market conditions.

                     Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

Item 7.         Material to be Filed as Exhibits.

                  Exhibit 1               Joint Filing Agreement

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2000

                PROMETHEUS ASSISTED LIVING LLC

                          By  LF Strategic Realty Investors II L.P.,
                                    its managing member,

                                    by  Lazard Freres Real Estate
                                               Investors L.L.C.,
                                               its general partner,

                                               by  /s/John A Moore
                                                   -----------------------
                                                    Name:  John A. Moore
                                                    Title:  Principal & Chief
                                                             Financial Officer


                LF STRATEGIC REALTY INVESTORS II L.P.

                          By  Lazard Freres Real Estate Investors
                                    L.L.C., its general partner,

                                    by  /s/John A. Moore
                                        -------------------------
                                         Name:  John A. Moore
                                         Title:  Principal & Chief
                                                   Financial Officer


                LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                          By  Lazard Freres Real Estate Investors
                                    L.L.C., its general partner,

                                    by  /s/John A. Moore
                                        ------------------------
                                         Name:  John A. Moore
                                         Title:  Principal & Chief
                                                   Financial Officer

                LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                          By  Lazard Freres Real Estate Investors
                                    L.L.C., its general partner,

                                    by  /s/John A. Moore
                                        --------------------------
                                         Name:  John A. Moore
                                         Title:  Principal & Chief
                                                   Financial Officer


                LAZARD FRERES REAL ESTATE
                INVESTORS L.L.C.

                                    by  /s/John A. Moore
                                        --------------------------
                                         Name:  John A. Moore
                                         Title:  Principal & Chief
                                                   Financial Officer


                LAZARD FRERES & CO. LLC

                                    by  /s/Scott D. Hoffman
                                        ---------------------------
                                         Name:  Scott D. Hoffman
                                         Title:  Managing Director

                                   SCHEDULE 1

                     Set forth below are the names and positions of each person that could be viewed as controlling Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each person controlling Lazard Freres & Co. LLC is general member of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States. Lazard Groupement d'Interet Economique, a partnership organized under French law whose principal business is investments (including its investment in Lazard Freres & Co. LLC), and Lazard Partners Limited Partnership, a Delaware limited partnership whose principal business is serving as a holding company, also serve as general members of Lazard Freres & Co. LLC.

                                                Business Address and
                                                Principal Occupation
Name of Controlling Person                      (if other than as indicated above)                   Citizenship
--------------------------                      ----------------------------------                   -----------
Michel A. David-Weill                                                                                France
John C. Adams                                   Lazard Freres & Co. LLC
                                                200 West Madison
                                                Suite 2200
                                                Chicago, IL  60606
Eileen D. Alexanderson
William R. Araskog
Robert A. Baer, Jr.
Scott P. Barasch
F. Harlan Batrus
Gerardo Braggiotti                              Lazard Freres & Cie.                                 Italy
                                                121 Boulevard Haussmann
                                                75382 Paris Cedex 08 France
David Braunschvig
Charles L. Carroll
Allan M. Chapin
Norman Eig
Richard P. Emerson                              Lazard Freres & Co. LLC
                                                Four Embarcadero Center
                                                Suite 650
                                                San Francisco, CA  94111


                                       12

                                                Business Address and
                                                Principal Occupation
Name of Controlling Person                      (if other than as indicated above)                   Citizenship
--------------------------                      ----------------------------------                   -----------

Peter R. Ezersky
Eli H. Fink
Albert H. Garner
James S. Gold
Steven J. Golub
Robert L. Goodman
Pehr G. Gyllenhammer                            Lazard Brothers & Co., Limited                       United Kingdom
                                                21 Moorfields
                                                London EC2P 2HT
                                                United Kingdom
Gil H. Ha
Herbert W. Gullquist
Thomas R. Haack
Paul J. Haigney                                 Lazard Freres & Co. LLC
                                                Four Embarcadero Center
                                                Suite 650
                                                San Francisco, CA  94111
Eric S. Hanson
Yasushi Hatakeyama                                                                                   Japan
Melvin L. Heineman
Scott D. Hoffman
Robert E. Hougie                                                                                     United Kingdom
Kenneth M. Jacobs
Vernon E. Jordan, Jr.
James L. Kempner
Lee O. Kraus, Jr.


                                       13

                                                Business Address and
                                                Principal Occupation
Name of Controlling Person                      (if other than as indicated above)                   Citizenship
--------------------------                      ----------------------------------                   -----------

Robert C. Larson
William R. Loomis, Jr.
Matthew J. Lustig
Thomas E. Lynch
Gerald B. Mazzari
Mark T. McMaster
Michael G. Medzigian
Richard W. Moore, Jr.
Robert P. Morgenthau
Daniel T. Motulsky
Steven J. Niemczyk
James A. Paduano
Russell E. Planitzer
Steven L. Rattner
John R. Reinsberg
L. Gregory Rice
Barry W. Ridings
Luis E. Rinaldini                                                                                    United Kingdom
Bruno M. Roger                                  Lazard Freres & Cie.                                 France
                                                121 Boulevard Haussmann
                                                75382 Paris Cedex 08 France
Michael S. Rome
Stephen H. Sands
Frank A. Savage


                                       14

                                                Business Address and
                                                Principal Occupation
Name of Controlling Person                      (if other than as indicated above)                   Citizenship
--------------------------                      ----------------------------------                   -----------

Patrick Sayer                                                                                        France
Gary S. Shedlin
Joshua L. Steiner
David A. Tanner
David L. Tashjian
J. Mikesell Thomas                              Lazard Freres & Co. LLC
                                                200 West Madison
                                                Suite 2200
                                                Chicago, IL  60606
Michael P. Triguboff                            Lazard Asset Management                              Australia
                                                  Pacific Co.
                                                Level 39
                                                Gateway
                                                1 Macquarie Place
                                                Sydney NSW 2000
                                                Australia
Donald A. Wagner
Ali E. Wambold
Michael A. Weinstock
Antonio F. Weiss
Alexander E. Zagoreos



                                   SCHEDULE II


                     The following is a list of the principals and executive officers of LFREI on the date hereof, setting forth the present and principal occupation for each such person and the corporation or other organization in which such employment is conducted. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020. Each such person is a citizen of the United States.



Robert C. Larson             Chairman of LFREI and Managing Director of
                             Lazard Freres & Co. LLC

Michael G. Medzigian         President and Chief Executive Officer of LFREI
                             and Managing Director of Lazard Freres & Co. LLC

Mark S. Ticotin              Principal and Executive Vice President of LFREI

John A. Moore                Principal and Chief Financial Officer of
                             LFREI

Marjorie L. Reifenberg       Principal, General Counsel and Secretary of LFREI

Henry C. Herms               Controller of LFREI






                                       16